SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

ECHO THERAPEUTICS, INC.
 (Name of Issuer)

Common Stock, par value $.01 per share
 (Title of Class of Securities)

27876L107
(CUSIP Number)

Kevin W. Waite, Esq.
Moomjian, Waite, Wactlar & Coleman, LLP
100 Jericho Quadrangle, Suite 208
Jericho, New York 11753
(516) 937-5900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27876L107
Page 2 of 4 Pages

1 NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Alan W. Schoenbart
_________________________________________________________________________________

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]
_________________________________________________________________________________

3 SEC USE ONLY

_________________________________________________________________________________

4 SOURCE OF FUNDS (See Instructions)
          OO

_________________________________________________________________________________

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e) [ ]

_________________________________________________________________________________

6 CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 774,500 (1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 774,500 (1)
10 SHARED DISPOSITIVE POWER 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

774,500 (1)
_________________________________________________________________________________

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions) [ ]
_________________________________________________________________________________

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
_________________________________________________________________________________

14 TYPE OF REPORTING PERSON (See Instructions)

IN
 _________________________________________________________________________________

(1)
Includes 600,000 shares underlying currently exercisable stock options.

Item 1. Security and Issuer.

The class of securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Echo Therapeutics, Inc. (the “Company”). The Company’s principal executive offices are located at 99 Wood Avenue South., Suite 302, Iselin, NJ 08830.

Item 2. Identity and Background.

(a) This statement is being filed by Alan W. Schoenbart, the Chief Executive Officer, Chief Financial Officer and director of the Company.

(b) The business address for Mr. Schoenbart is c/o Echo Therapeutics, Inc., 99 Wood Avenue South., Suite 302, Iselin, NJ 08830.

(c) Mr. Schoenbart is the Chief Executive Officer, Chief Financial Officer and director of the Company. The address for the Company is set forth above in Item 1.

(d) Mr. Schoenbart has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Schoenbart has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was or is not as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Schoenbart is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The response to Item 4 is incorporated herein by reference.

Item 4.
Purpose of Transaction

On March 21, 2017, in connection with his appointment as Chief Executive Officer, the Company granted to Mr. Schoenbart an option (“Option”) to purchase 500,000 shares of Common Stock pursuant to the Company’s 2008 Equity Incentive Plan. The Option has a term of 10 years, an exercise price of $0.16 per share, the closing price of the Common Stock on the date of grant, and vested in full immediately on grant. Mr. Schoenbart was also granted 100,000 restricted shares of Common Stock pursuant to the Company’s 2008 Equity Incentive Plan, which shares vested in full immediately on grant.

Except as set forth herein, the Reporting Persons has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 774,500, of which 600,000 shares are underlying currently exercisable stock options. Such amount represents beneficial ownership of 5.6% of the Common Stock of the Company (based on 13,197,278 shares outstanding as of the date hereof).

(b) The number of shares of Common Stock as to which Mr. Schoenbart has:

1. Sole power to vote or to direct vote is 774,500.
2. Shared power to vote or to direct vote is 0.
3. Sole power to dispose or to direct the disposition is 774,500.
4. Shared power to dispose or to direct the disposition is 0.

(c) On March 21, 2017, in connection with his appointment as Chief Executive Officer, the Company granted to Mr. Schoenbart the Option to purchase 500,000 shares of Common Stock and 100,000 restricted shares of Common Stock. Other than the forgoing, Mr. Schoenbart has not effected any transactions with respect to any securities of the Company during the past sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the
              Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2017

  /s/ Alan W. Schoenbart
  Alan W. Schoenbart